Filed by Aetna Inc.

 Pursuant to Rule 425 of the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

 (Commission File No.: 001-16095)

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CVS Health agrees to acquire Aetna

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Aetna in the News

Why a CVS-Aetna Merger Could Benefit Consumers

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Why the CVS-Aetna Merger Could Benefit Consumers

BY Austin Frakt

The New York Times December 3, 2017

Consolidation in health care has generally not been good for Americans. Here’s why this seems to be an exception.

There are reasons for consumers to be optimistic about CVS’s reported purchase of Aetna for $69 billion on Sunday.

It’s one of the largest health care mergers in history, and in general, consolidation in health care has not been good for Americans.

But by disrupting the pharmacy benefits management market, and by more closely aligning management of drug benefits and other types of benefits in one organization, CVS could be acting in ways that ultimately benefit consumers.

You probably know CVS as a retail pharmacy chain — it runs nearly 10,000 drugstores. But over the years, it has diversified. It now runs walk-in clinics, including in Target stores. And it runs one of the largest specialty pharmacies, dispensing high-priced drugs that require special handling.

In a big move a decade ago that set the stage for more recent developments, CVS purchased a majority of shares of Caremark for nearly $27 billion to enter the pharmacy benefits management business.

Pharmacy benefits managers are companies that help insurers devise and run their drug benefits, including serving as middlemen in negotiating prices between insurers and drug manufacturers.

Many health industry experts believe that pharmacy benefits managers effectively increase prescription drug prices to raise their own profits. This is because they make money through opaque rebates that are tied to drug prices (so their profits rise as those prices do). Competition among pharmacy benefits management companies could push these profits down, but it is a highly concentrated market dominated by a few firms, CVS among the largest.

But CVS’s recent moves may shake up an already changing pharmacy benefits landscape. In October, the insurer Anthem announced its intentions to part ways with the pharmacy benefits management firm Express Scripts. Instead, it will partner with CVS to develop its own pharmacy management business.

Anthem would not be the first insurer to forgo external pharmacy benefits management and take on the role internally. The insurer UnitedHealth Group also runs a leading pharmacy benefit management business, OptumRx. And CVS’s purchase of Aetna would also remove it as a middleman acting between that insurer and drug companies.

“While it’s still early, the moves by Anthem and Aetna have the feeling of the beginning of the end of the stand-alone pharmacy benefits manager business,” said Craig Garthwaite, a health economist with Northwestern University’s Kellogg School of Management. These insurers, and UnitedHealth Group, have concluded that outsourcing pharmacy benefits management may not serve their interests.

This removal of profit-taking middlemen could be good for consumers in the short run if it leads to lower drug prices. “In the long run, it might be harder for new insurers to enter the market because they won’t be able to negotiate lower drug prices than the larger firms,” Mr. Garthwaite said. “This could result in further concentration in the health insurance market.” That could harm future consumers, though not in ways we can predict today.

The CVS-Aetna deal would be just another of the many recent mergers across business lines in health care. Insurers are buying or partnering with health care providers. Health systems are offering insurance. Hospitals are employing physicians. Even Amazon is jumping into the pharmacy business in some states. This may be part of the motivation for CVS to buy Aetna — defensive jockeying to maintain access to a large customer base that might otherwise begin to fill drug prescriptions online.

Typically, mergers in the sector have led to higher prices and no better outcomes. But a CVS-Aetna merger might be different because their business lines complement each other. The most significant overlap is in the management of Medicare drug benefits: Both companies offer stand-alone Medicare prescription drug plans.

But there is a lot of competition in the Medicare drug plan market, so this overlap may not be a leading area of concern.

The CVS-Aetna merger is primarily about a supplier and its customer joining forces, what economists call a vertical merger. This type of merger can enhance a firm’s ability to coordinate across interlocking lines of business.

In this case, CVS-Aetna might more effectively manage certain patients with chronic conditions (those insured by Aetna), reducing costs. Let’s imagine that Aetna could leverage CVS’s pharmacies and clinics to help patients — who require medications to avoid hospitalizations — stay on their drug regimen. That could save the merged organization money. It could also translate into both better care and lower premiums, though there’s no guarantee at this stage of either.

One source of optimism: Research shows that coordinating pharmacy and health benefits has value because it removes perverse incentives that arise when drug and nondrug benefits are split across organizations. When pharmacy benefits are managed by a company that’s not on the hook for the cost of other care, like hospitalization, it doesn’t have as strong an incentive for increasing access to drugs that reduce other types of health care use. That could end up costing more over all.

So there’s reason to believe that a combined CVS-Aetna might find ways to reduce costs — and represent an instance when consumers actually come out ahead after health care consolidation.

CVS Agrees to Buy Aetna in $69 Billion Deal That Could Shake Up Health-Care Industry

BY CAROLYN Y. JOHNSON

The Washington Post December 3, 2017

Pharmacy giant CVS Health has agreed to buy Aetna in a $69 billion blockbuster acquisition that could rein in health-care costs and transform its 9,700 pharmacy storefronts into community medical hubs for primary care and basic procedures, the companies announced Sunday afternoon.

The pharmacy chain agreed to buy Aetna for about $207 per share, broken down into $145 in cash and the rest in stock. The deal — the biggest health-care merger announced in more than a year — is expected to close in the second half of 2018, subject to approval by shareholders and regulators.

If approved, the megamerger would create a giant consumer health-care company with a familiar presence in thousands of communities. Aetna chief executive Mark T. Bertolini described the vision in an interview as “creating a new front door for health care in America.”

“We want to get closer to the community, because all health care is local,” Bertolini said. “What was going to draw people into an Aetna store? Probably not a lot. We looked for the right kind of partnership.”

CVS would provide a broad range of health services to Aetna’s 22 million medical members at its nationwide network of pharmacies and walk-in clinics, and further decrease the drugstore titan's reliance on the retail sales that have faced increasing competition.

“You can imagine a world where health care is better designed around the people who use it, which is one of the challenges we have today,” CVS chief executive Larry J. Merlo said in an interview. As part of the deal, Bertolini would join the CVS board and Aetna would be run as a stand-alone business unit.

The deal is likely to set off even more mergers in the health-care industry, which has been undergoing consolidation and faces potential new competition from Amazon.com. It could position Aetna to be more competitive with UnitedHealth Group, the nation's largest insurer, which has already expanded beyond its core business into pharmacy-care services, clinics and surgery-care centers and health-care data.

“I think it will create more consolidation among the insurers and retailers, blurring the lines,” said Ana Gupte, an analyst at Leerink Partners, who recently pointed to retail giants Walgreens Boots Alliance or Walmart as potential “dark horse acquirers” of the health insurer Humana.

Wall Street analysts have said the deal could lower health spending — if, for example, CVS can push customers to use walk-in clinics instead of emergency rooms for minor problems. But consumer advocates argue the deal would limit consumer choice and could make it even harder for new companies to enter into a market increasingly dominated by behemoth companies.

Even before the announcement, the familiar drugstore chain has been a dominant player in the big business of negotiating drug prices for insurers and employees. The merger would give CVS an even broader role in managing health care.

The combined company could leverage massive amounts of data from both Aetna's medical claims and CVS's vast number of touchpoints to consumers, including its 9,700 retail stores and 1,100 MinuteClinics.

CVS plans to transform its locations into a kind of community health hub, where pharmacists and nurses can provide follow-up and monitoring to patients recently released from the hospital — reviewing and managing their medications and helping them to stay out of the hospital. (Hospital re-admissions are seen as a major, avoidable cost in health care.)

The storefronts could also transform preventive care, offering wellness, nutrition, vision, hearing and other medical services — saving costs by keeping people healthier and providing care in a lower-cost setting than a hospital.

Pharmacists and nurses could help make sure patients with chronic diseases stay on their meds and provide counseling between doctor's visits, which would keep those conditions in control.

Bertolini and Merlo said the combination could fundamentally transform consumers' experience of health care. Traditionally, insurers put up obstacles, such as co-pays or paperwork that needs to be submitted by a doctor, to make sure that medical services and drugs aren't being misused. Those barriers could be eliminated or reduced as CVS pharmacists and nurses worked with the patient directly to make sure they were getting the right treatments and most effective care.

“Every health insurance company wants to get closer to the consumer,” said Dan Mendelson, president of Avalere Health, a consulting firm. “If a patient is better off by getting a home health visit to have someone go through their medications to take them off 10 and eliminate those medications, I want that to happen — as opposed to someone just filling prescriptions.”

The merger would also better insulate CVS and Aetna against looming competition on two fronts.

The mere possibility that Amazon will soon begin selling drugs has shaken the stocks of companies up and down the drug supply chain, from wholesalers to pharmacies. (Amazon's founder, Jeffrey P. Bezos, also owns The Washington Post.) The deal would expand CVS’s business beyond selling drugs and negotiating drug prices, to managing all aspects of a patient’s health — and could shift its storefronts to become medical hubs, rather than aisles stocked with consumer goods that people can easily buy in other stores or online.

The deal would protect against competition from health insurers, particularly UnitedHealth Group, that have brought the business of negotiating drugs in-house instead of buying services from a middleman. It will effectively cut out the middleman in negotiating drug prices for health insurers, because CVS is that middleman today, and lock in Aetna's medical members for the pharmacy management side of CVS's business.

The health-care space has already undergone considerable consolidation — but it has also faced challenges. Last year, two health insurance megamergers between Aetna and Humana and Anthem and Cigna crumbled under antitrust opposition. But a merger between companies that don’t directly compete is thought by many to have a better chance.

“They’re going to be able to offer you a better-functioning insurance package,” said Craig Garthwaite, associate professor of strategy at Northwestern's Kellogg School of Management. “There’s some sense in which we’re seeing a reshuffling of the organizational structure, such that insurers are owning providers.”

That fundamental restructuring is part of an industry-wide move away from managing different aspects of patient care — such as drugs or hospitalization — in isolation.

Martin Gaynor, a professor of economics and health policy at Carnegie Mellon University, said that while a CVS-Aetna merger doesn’t strike him as a deal that would clearly reduce competition, it wasn't clear why the companies needed to combine at all, because CVS already has Aetna's business as a pharmacy benefit manager.

“A big question mark for me is how does it make the merged company better?” Gaynor said. “I wonder about a lot of these mergers, whether they’re really driven by a true increase in the long-term value of the company — as opposed to seeking a short-term bump in stock prices.”

David Balto, a former policy director at the Federal Trade Commission who led a coalition opposing the insurance mergers, said that he thought the merger would reduce competition and harm consumers.

He pointed to the Justice Department’s recent challenge of a different merger — between AT&T and Time Warner — as evidence that such mergers could raise antitrust concerns.

“For those people who have spent endless hours in long lines at CVS stores, trying to figure out how to meditate while standing, this merger is bad news. It means, increasingly, they’re going to be forced into those long lines. CVS doesn’t win points on service, and it's these kind of vertical relationships that raise prices, and deny choices for consumers,” Balto said.

CVS to Buy Aetna for $69 Billion, Combining Major Health-Care Players

BY SHARON TERLEP, ANNA WILDE MATHEWS AND DANA CIMILLUCA

The Wall Street Journal December 3, 2017

Deal is latest and most dramatic sign of how the lines between traditional segments in health care are blurring

CVS Health Corp. agreed to buy Aetna Inc. for about $69 billion in cash and stock in a move to transform the pharmacy company and capture more of what consumers spend on health care.

Aetna stockholders are to receive $207 per share—$145 in cash and 0.8378 of a CVS share, or $62, in stock, the companies announced Sunday. That represents a premium of about 29% to where Aetna shares were trading before The Wall Street Journal reported that the companies were in talks in October.

The proposed deal is the latest and most dramatic sign of how the lines between traditional segments in health care are blurring as companies, saddled with mature businesses and in many cases restricted from buying rivals, enter new areas in search of growth.

Companies from insurers to hospital chains are also looking for ways to squeeze costs and bolster their leverage against other players in the food chain. That is creating opportunities, but also new fault lines as companies find themselves competing against erstwhile partners.

“Everyone’s moving into one another’s space to position themselves for whatever happens,” said Lawton Robert Burns, a professor at the University of Pennsylvania’s Wharton School.

The chief executives of CVS and Aetna said in a joint interview that by pairing Aetna’s medical expertise with CVS’s ubiquitous physical-store presence, the new company would be well positioned to curtail runaway health-care costs.

These costs are growing at “an unsustainable rate,” CVS’s Larry Merlo said in the interview. The combined company “can meet an unmet need in terms of improving access and reducing cost and helping people achieve their best health.”

Combining Aetna’s vast trove of data with CVS’s retail expertise will enable better treatment of costly chronic diseases, Aetna’s Mark T. Bertolini said. “This is about how to get the payer more involved at the local level,” he said. “As we look at 50% of the population driving 80% of cost, we need to find a more convenient and more effective way to meet customers’ needs.”

Mr. Merlo will be chief executive of the combined company, which will maintain Aetna as a standalone unit. Mr. Bertolini won’t have an operational role, though he will take a seat on the CVS board along with two other Aetna directors.

The deal—the biggest announced in more than a year—pulls together two giants from very different corners of the health-care industry. CVS, with annual revenue of $178 billion, is a major pharmacy-benefits manager in addition to operating a vast collection of drugstores, some of which already have retail clinics. Aetna, with revenue of around $63 billion, is the third-largest U.S. health insurer, providing coverage to around 22.2 million members enrolled in employer, Medicare, Medicaid and other plans.

The logic of the deal centers on a plan to use CVS’s nearly 10,000 U.S. pharmacy locations to provide consumers with more local care options. CVS, which has for years been seeking to move further into health care, plans to repurpose portions of its pharmacies so they become community health centers where customers can get answers about their health and coverage—and how to manage the cost of it, the companies said. The pharmacies will have space dedicated to wellness and could provide services in areas like vision, hearing and nutrition.

The locations will be staffed variously by pharmacists, nurse practitioners and experts such as nutritionists. It is possible they will one day include physicians, Mr. Merlo said, though there are no immediate plans for that.

Both companies have challenges in their core operations.

CVS faces the potential threat of Amazon.com Inc., which may enter the pharmacy business. The company’s retail business accounts for a shrinking share of its overall sales, with most revenue now coming from its pharmacy-benefits manager, which acts as a middleman overseeing drug-benefit plans for employers and insurers.

An antitrust challenge led Aetna earlier this year to give up its planned acquisition of Humana Inc. and the insurer has retreated from the unprofitable Affordable Care Act exchange business, leaving it with an unclear path to future growth, analysts say. It also lacks the diversity of larger rival UnitedHealth Group Inc., which has a fast-expanding health-services arm that includes a pharmacy-benefits manager as well as doctor practices and surgery centers.

“This transaction is about growth and expansion, not contraction,” Mr. Merlo said. The companies expect $750 million in “near-term synergies” from the deal.

The combination faces substantial challenges, including the huge operational task of knitting together the companies’ diverse operations so that customer experiences are smooth and seamless. The deal isn’t likely to deliver as many cost-cutting benefits as combinations with more direct overlap, such as Aetna’s scuttled bid to buy Humana, analysts said.

It must also pass muster with regulators, which isn’t a sure thing especially after the Justice Department sued to block AT&T Inc.’s planned purchase of Time Warner Inc., another so-called vertical combination of companies in different parts of a supply chain.

Mr. Bertolini said the companies had looked at the AT&T challenge “very thoroughly” and that the proposed tie-up was fundamentally different from an antitrust perspective.

Barclays PLC and Goldman Sachs Group Inc. advised CVS and Centerview Partners advised its board. Shearman & Sterling LLP, Dechert LLP, and McDermott Will & Emery LLP provided legal advice. Lazard and Allen & Co. advised Aetna, and Evercore advised the company’s board. Davis Polk & Wardwell LLP provided legal advice to Aetna.

Barclays, Goldman and Bank of America Corp. are providing $49 billion of debt financing.

Beyond Rx? CVS Health-Aetna Deal May Mean More Services

BY TOM MURPHY

Associated Press December 4, 2017

CVS Health wants to do much more than fill your prescription or jab your arm with an annual flu shot.

The second-largest U.S. drugstore chain is buying Aetna, the third-largest health insurer, in order to push much deeper into customer care. The evolution won’t happen overnight, but in time, shoppers may find more clinics in CVS stores and more services they can receive through the network of nearly 10,000 locations that the company has built.

“They’ll be pretty much a soup-to-nuts health company ... except for the hospital part of it,” said Craig Johnson, president of Customer Growth Partners, a retail consulting and research firm.

Patients also may find the CVS-Aetna combination much more involved in managing their care, especially for those with expensive chronic conditions like diabetes. The bulked-up company also may gain more negotiating leverage over prescription drug prices, but it’s far too early to say how much or whether that benefit will trickle down to customers.

The $69 billion deal announced Sunday evening will push the drugstore chain more forcefully in a direction it has been heading for years, according to Wall Street analysts. The company, which stopped selling tobacco products in 2014 to further burnish its image as a care provider, already runs about 1,100 clinics and has been steadily expanding the health care it offers.

The clinics started off as a place to treat basic health care needs like sinus infections or strep throat. Gradually, CVS added services like blood draws or monitoring of chronic conditions such as high blood pressure and diabetes. Expect that trend to continue as the drugstore switches more from selling products in its stores to services that can’t be bought online, where retailers face formidable competition from the likes of Amazon.

“I think over time you’re going to see less of that front-store retail and more health care services in their stores,” said Jeff Jonas, a portfolio manager for Gabelli Funds who follows drugstores.

The mammoth acquisition pairs a company that runs more than 9,700 drugstores with an insurer covering around 22 million people. CVS Health Corp. is also one of the nation’s biggest pharmacy benefit managers, processing more than a billion prescriptions a year for clients like large employers and insurers including Aetna Inc.

Analysts say the combined company could add more clinics and expand in-store services to include eye care or maybe centers for hearing aids. That could gradually turn CVS into a one-stop-shop for health care, a place where patients can get a hearing aid checked, then see a nurse practitioner and pick up prescriptions.

“If you think about it, we actually don’t have anything like that,” said Jefferies analyst Brian Tanquilut said.

Clinics aren’t especially profitable, but they are important because they draw people into the stores and help build deeper customer relationships, analysts say.

The clinics have become an attractive option for customers in need of basic health care because they are usually open longer than the family doctor’s office. A clinic visit also can be cheaper than a $100 doctor visit for someone who doesn’t have insurance, but they have drawbacks. Family doctors say they know their patients better and can check on their overall health during a visit rather than dealing with just the one issue that brought that person in.

Some CVS shoppers also are skeptical about getting their health checked in a retail store.

Jessy Tatenco, 23, buys household items and over-the-counter medications for his three children at CVS. But he said would be reluctant to get medical services there. He feels more comfortable in a doctor’s office or traditional clinic setting.

“I wouldn’t trust them with my health care. They sell toys,” he said after leaving a CVS store Sunday in downtown San Diego.

CVS isn’t the only health care giant delving into clinical care. The deal will help it compete with others like UnitedHealth Group Inc. The nation’s largest health insurer also runs clinics and doctor’s offices. Like CVS, it also has one of the nation’s largest pharmacy benefit management businesses.

CVS and Aetna also want to go beyond just clinic visits to help patients and customers.

Aetna Chairman and CEO Mark Bertolini has talked frequently about how most of a person’s life expectancy is determined by genetics and location and not by clinical care, which is where health care spending is focused.

“Our conventional operating model is not effective,” Bertolini said earlier this year. “People are angry at this model. It doesn’t work effectively in controlling costs.”

He has talked about the need to get into patients’ homes to gauge what they need, like whether they have enough food or may need transportation.

CVS can help through its home infusion business, which sends nurses to patients’ homes to deliver complex drugs for people with hemophilia among other conditions. The clinic and drugstore locations could also give patients with chronic conditions like diabetes more convenient options to get their blood monitored or counseling on their condition.

Over time, health care experts say that can help keep these conditions from growing worse and stave off expensive hospital stays.

CVS will pay about $207 in cash and stock for each share of Aetna. The boards of both companies have approved the deal, and the companies expect the deal to close in the second half of next year.

But ant-trust regulators still need to evaluate it.

The Justice Department said last month that it is suing AT&T to stop its $85 billion purchase of Time Warner. Regulators also sued to stop the Aetna’s approximately $34 billion purchase of rival Humana Inc. — a deal that fell apart earlier this year.

Hartford, Connecticut-based Aetna and Woonsocket, Rhode Island-based CVS both manage Medicare prescription drug coverage. Some of that business may have to be sold to address antitrust concerns. But otherwise, Leerink analyst David Larsen thinks a CVS-Aetna combination has decent odds of getting past regulators, in part because the businesses have little overlap.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.